HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart

                                November 14, 2011

Paul Monsour
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1
            File No. 333-174194

     In reference to our telephone conference this morning, we propose to change the last two sentences in the first partial paragraph on page 49 of the prospectus.

     Following an event of dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of our assets or securities, our shareholders who are parties to these lock-up agreements will be entitled to share in any distribution of assets or securities that results from any of these events only to the extent of the amount paid for their shares ($4,125 in total) until the shareholders who purchased our securities in connection with this offering are paid in full. The holders of a majority of our outstanding shares, not including the shares held by parties to these lock-up agreements or our current officers and directors, may vote, or consent, to eliminate or modify the foregoing distribution preference and allow the parties to these lock-up agreements to receive more than $4,125 in total in any distribution of our assets or securities that occurs in connection with an extraordinary corporate event of the type enumerated above In addition to the foregoing, we will also change the date in the Principal Shareholders section of the prospectus to November 14, 2011.

     We would like to make these changes in the 424(b) prospectus that will be filed with the pricing information. However, we can also make these changes in an amendment to the registration statement.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                              /s/ William T. Hart
                                           By:
                                              William T. Hart